1875 K Street, N.W.
Washington, DC 20006-1238

Tel: 202 303 1000
Fax: 202 303 2000

July 27, 2018

AB Multi-Manager Alternative Fund

1345 Avenue of the Americas

New York, NY 10105

Ladies and Gentlemen:

You have asked for our opinion as counsel to AB Multi-Manager Alternative Fund, a Delaware statutory trust (the “Fund”), as to whether the income and gains to be derived by the Fund from its investment in its wholly owned subsidiary that constitute subpart F income should constitute qualifying income to the Fund as a regulated investment company (“RIC”) under section 851(b)(2) of the Internal Revenue Code of 1986, as amended (the “Code”).1 Based on the facts you provided to us (which we have not independently verified) and our analysis of relevant U.S. federal income tax and non-tax legal authorities, and subject to the assumptions below, it is our opinion that such income should be treated as qualifying income under section 851(b)(2).

I. FACTS

A.	AB Multi-Manager Alternative Fund

The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end management company. The Fund intends to qualify each year as a RIC under Subchapter M of the Code.

AllianceBernstein L.P., a Delaware limited partnership, serves as the Fund’s investment manager and adviser (the “Investment Manager”) and will provide investment advisory services to the Fund. The Investment Manager is registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

The Fund’s investment objective is to seek long-term capital appreciation. The Fund seeks to achieve its investment objective primarily by allocating its assets among investments in private investment vehicles (“Portfolio Funds”), commonly referred to as hedge funds, that are managed by unaffiliated asset managers (“Portfolio Fund Managers”) that employ a broad range of

[1]	Unless otherwise specified, all section references are to the Code or to the Treasury regulations promulgated thereunder (“Treasury Regulations”).

NEW YORK    WASHINGTON    HOUSTON    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

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investment strategies (“Portfolio Fund Strategies”). As a secondary strategy, the Fund will also make direct investments in securities and other financial instruments from time to time. The Investment Manager seeks to manage the Fund so that its volatility is less than that of the broad equity markets.

The Fund invests principally with Portfolio Fund Managers pursuing the following Portfolio Fund Strategies: (i) long/short equity, (ii) event driven, (iii) credit/distressed, (iv) emerging markets, (v) global macro and (vi) multi-strategy. The Investment Manager generally allocates the Fund’s assets among a variety of Portfolio Funds, seeking to gain exposure across various Portfolio Fund Strategies, but may focus the Fund’s investments in particular strategies in order to take advantage of perceived investment opportunities or based on its current market outlook. Likewise, the Investment Manager may allocate little or none of the Fund’s assets to particular Portfolio Fund Strategies from time to time based on its current view of those Portfolio Fund Strategies. The Investment Manager may seek to identify and exploit other strategies and sub-strategies that it believes may generate attractive long-term risk-adjusted returns, and may invest in Portfolio Funds utilizing any number of Portfolio Fund Strategies, including, but not limited to, currency, high-frequency trading, quantitative, commodities, real estate and real estate-related assets. The foregoing list of Portfolio Fund Strategies is not intended to be exhaustive and it is anticipated that the different types of strategies employed by Portfolio Fund Managers will evolve over time. The Investment Manager will implement and incorporate new Portfolio Fund Strategies and sub-strategies in a manner it deems advisable from time to time.

The Fund expects that its investments in Portfolio Funds will be accomplished primarily through investment in international entities classified as passive foreign investment companies (“PFICs”) under the Code. The Fund may make a mark-to-market election with respect to each PFIC in which it invests that will result in the Fund being treated as if it had sold and repurchased its PFIC stock at the end of each year.

In pursuing direct investments, the Fund principally pursues the following investment strategies: (i) event driven strategies focusing on companies that are expected to become the subject of major corporate events or that are the subject of shareholder activism; and (ii) a systematic, multi-strategy approach that is primarily effectuated by directly investing a portion of the Fund’s assets in securities and derivatives.

B.	The Subsidiary

In implementing its direct investment program, the Fund may gain exposure to futures contracts and other commodity instruments. While the Fund may seek to gain exposure to commodities traded in the commodities markets through investments in a variety of derivative instruments, the Investment Manager expects that the Fund will seek to gain such exposure to commodities and commodities-related instruments and derivatives primarily through investments in the AB Multi-Manager Alternative Fund (Cayman) Ltd., a wholly-owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Subsidiary”). The Subsidiary is advised by the Investment Manager and has the same investment objective and substantially similar investment policies and restrictions as the Fund except that the Subsidiary, unlike the Fund, is not

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an investment company registered under the 1940 Act and may invest, without limitation, in commodities and commodities-related instruments. The Fund will be subject to the risks associated with the commodities, derivatives and other instruments in which the Subsidiary invests, to the extent of its investment in the Subsidiary. Consistent with diversification limitations under Subchapter M of the Code, the Fund will not invest more than 25% of its total assets in the Subsidiary. Investment in the Subsidiary is expected to provide the Fund with commodity exposure within the limitations of federal tax requirements that apply to the Fund.

Under the laws of the Cayman Islands, an exempted company provides for limited liability for all holders of shares. A shareholder’s liability is limited to the amount, if any, unpaid with respect to the shares acquired by the shareholder. The Subsidiary will timely file a protective election on U.S. Form 8832 pursuant to Treasury Regulations section 301.7701-3 to confirm its classification as a corporation.

The Fund made an initial capital contribution to the Subsidiary when the Subsidiary was organized in exchange for newly issued shares of the Subsidiary’s stock. Shares of the Subsidiary will not be offered or sold to investors other than the Fund. The Subsidiary generally will not issue new shares with respect to future capital contributions made by the Fund. The Subsidiary generally may distribute income, gains and surplus capital (i.e., capital in excess of par value) to the Fund at the discretion of the directors. The Subsidiary will offer to redeem its shares at the current net asset value per share every business day. The value of the Subsidiary’s shares will fluctuate with the value of its investment portfolio.

The Subsidiary will be a controlled foreign corporation (a “CFC”) within the meaning of section 957, and the Fund will be the sole “United States shareholder” of such CFC within the meaning of section 951(b). It is expected that all of the income of the Subsidiary will be “subpart F income” within the meaning of section 952, which the Fund will be required to include in its income under section 951(a)(1)(A), whether or not the Subsidiary distributes such income. Before the end of each taxable year, the Subsidiary will distribute to the Fund an amount equal to at least 90% of the earnings and profits of the taxable year which are attributable to the amounts so included (a “Matching Distribution”). We have assumed, with your permission, that the Subsidiary will make such a Matching Distribution to the Fund each year.

The separate incorporation of the Subsidiary will isolate the debt of the Subsidiary, including losses from derivatives, from the Fund. The Fund will not guarantee the debts of the Subsidiary.

The Fund will comply with the requirements of Section 18(f) of the 1940 Act, Investment Company Act Release No. 10666, and related Securities and Exchange Commission guidance pertaining to asset coverage with respect to transactions in commodity futures and other transactions in derivatives. The Subsidiary will not comply with these requirements on a stand-alone basis; instead, the Fund will comply with these requirements on a consolidated basis taking into account the assets held by the Subsidiary.

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The Subsidiary invests solely in commodities and commodities-related instruments and cash and cash equivalents. It is expected that the Subsidiary will conduct its activities in a manner so as to meet the requirements of a safe harbor under section 864(b)(2), pursuant to which the Subsidiary, provided it is not a dealer in stocks, securities or commodities, may engage in certain activities without being deemed to be engaged in a U.S. trade or business.

II. DISCUSSION

A.	Subpart F Inclusions with respect to the Subsidiary

1.	Subpart F Inclusions Matched by Distributions in the Same Taxable Year

Section 851(b)(2) requires RICs to derive at least 90 percent of gross income for a taxable year from certain sources, including “dividends, interest, payments with respect to securities loans (as defined in section 512(a)(5)), and gains from the sale or other disposition of stock or securities (as defined in Section 2(a)(36) of the [1940 Act]) or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies.2

Section 2(a)(36) of the 1940 Act defines the term “security” for purposes of the 1940 Act as: “any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a ‘security,’ or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.”

For purposes of section 851(b)(2), there shall be treated as dividends amounts included in gross income under section 951(a)(1)(A) for the taxable year to the extent that, under section 959(a)(1), there is a distribution out of the earnings and profits of the taxable year that are attributable to the amounts so included (the “Flush Language Rule”).3

A CFC is defined as any foreign corporation in which more than 50 percent of (i) the total combined voting power of all classes of stock entitled to vote, or (ii) the total value of the stock is

[2]	Section 851(b)(2)(A).
[3]

Section 851(b). The Flush Language Rule, which was added by Public Law 94-12 in 1975, also applies to amounts included by a U.S. shareholder of a PFIC with respect to which a qualified electing fund or “QEF” election has been made. See sections 1293(a), (c).

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owned by United States shareholders on any day during the corporation’s taxable year.4 A United States shareholder is defined for this purpose as a United States person who owns 10 percent or more of the total voting power of a foreign corporation or 10 percent or more of the total value of shares of all classes of stock of such foreign corporation.5 The Fund will own 100 percent of the voting power of the stock of the Subsidiary. Given such ownership by the Fund, which is a United States person, the Fund will be a United States shareholder and the Subsidiary will qualify as a CFC.

If a foreign corporation is a CFC during any taxable year, every person who is a United States shareholder of the corporation and who owns stock in the corporation on the last day of the taxable year on which the corporation is a CFC shall include in gross income that shareholder’s pro rata share of the CFC’s subpart F income for the taxable year.6

Subpart F income includes foreign base company income determined under section 954 and certain other categories of income.7 Under section 954(a)(1), foreign base company income includes foreign personal holding company income determined under section 954(c). Section 954(c) defines foreign personal holding company income to include the following: dividends, interest, royalties, rents, and annuities; gains in excess of losses from transactions (including futures, forward, and similar transactions) in any commodities; and net income from notional principal contracts. The income the Subsidiary derives from its commodity-linked instruments should be subpart F income.8

Because a United States shareholder of a CFC annually must include in its gross income its share of the CFC’s subpart F income, any distribution of the CFC’s earnings and profits attributable to that subpart F income (referred to as “previously taxed income” or “PTI”) is excludable from the United States shareholder’s gross income.9 The amount of subpart F income is determined before taking into account any distributions for the year.10 In general, distributions are treated as coming first out of PTI on a last-in, first-out basis until fully exhausted.11 These rules give precedence to subpart F inclusions, which occur whether or not the CFC makes distributions to its United States shareholders, and ignore the distributions of earnings related to those subpart F inclusions.

[4]	Section 957.
[5]	Section 951(b).
[6]	Section 951(a)(1).
[7]	Section 952.
[8]

A United States shareholder is also required to include in income its share of a CFC’s global intangible low-taxed income (“GILTI”). Section 951A(a). A CFC’s GILTI does not include “any gross income taken into account in determining the subpart F income of such corporation.” Section 951A(c)(2)(A)(i)(II). This exclusion appears intended to ensure that subpart F income and GILTI are mutually exclusive. Thus, the income of the Subsidiary should be treated as subpart F income rather than GILTI, and should be included in income by a United States shareholder under the rules for the former rather than the latter.

[9]	See section 959(a)(1).
[1][0]	Treas. Reg. § 1.959-1(b), Ex. (b).
[11]	See section 959(c)(2); Treas. Reg. § 1.959-1(b).

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Since 1975, the Flush Language Rule has provided that inclusions of subpart F income by a RIC that is a United States shareholder of a CFC are to be treated as dividends to the extent that there is a distribution out of the earnings and profits of the taxable year that are attributable to the amounts so included under section 959(a). Therefore, Matching Distributions received by the Fund – that is, amounts distributed to the Fund by the Subsidiary, to the extent attributable to previously taxed subpart F income – should be treated as qualifying income for purposes of section 851(b)(2).

2.	Subpart F Inclusions Not Matched by Distributions in the Same Taxable Year

The statutory authorities described above also provide a basis for treating subpart F inclusions as qualifying income when there is not a Matching Distribution that satisfies the Flush Language Rule: as “other income … derived with respect to [the Fund’s] business of investing in stocks, securities or currencies” under section 851(b)(2) (the “Other Income Rule”). However, regulations proposed in 2016, if finalized in their current form, would treat the Fund’s income with respect to the Subsidiary as qualifying income only under the Flush Language Rule, and not under the Other Income Rule. The remainder of the discussion in this ¶ II.A.2 describes how the Other Income Rule would apply if the proposed regulations are not finalized in their current form but is not part of our opinion.

Historically, the Internal Revenue Service (“Service”) has explicitly and implicitly supported the suggestion in the section 851 legislative history that deemed inclusions of subpart F income can constitute qualifying income under section 851(b)(2). The promulgation of the Flush Language Rule in 1975 was a specific statutory fix to a problem caused by the 1975 repeal of the minimum distribution requirements of section 963. For tax years beginning before 1976, a domestic corporation that was a United States shareholder of a CFC was not required to include subpart F income in gross income if the CFC met a minimum distribution requirement; instead, the United States shareholder included the amount paid to it by the CFC in its income as a dividend and thus as qualifying income to the RIC. At that time, the “other income” category of qualifying income had not yet been added to section 851. When the minimum distribution requirement was repealed in 1976, without a statutory fix, a RIC that was a United States shareholder of a CFC would have been required to include its share of the CFC’s subpart F income but would not have been able to treat this as RIC qualifying income, even if the CFC actually made a distribution. Thus, the Flush Language Rule was added to treat as a dividend those amounts that were included in income to the extent distributed. However, at least one commentator has noted that there appeared to be no policy rationale for requiring distributions of subpart F income to RICs.12 The Flush Language Rule mirrored the structure of pre-1976 law by allowing RIC shareholders of the CFC to treat a distribution of included subpart F income as a dividend, and thus as qualifying income.

[12]	Dale S. Collinson, Qualifying Income of a RIC from Investment in a CFC, 46 TAX NOTES INT’L 1165 (2007).

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The Tax Reform Act of 1986 broadened the definition of qualifying income in section 851(b) by adding the Other Income Rule. The legislative history of the Other Income Rule suggests that Congress intended the Other Income Rule to include in qualifying income a broad variety of sources of income, limited in two ways: first, that the income is from property held for investment, and second, that the income is from stocks and securities, rather than from other property. Recognizing that the “listing of qualifying income fail[ed] to include many types of investment-related income commonly received by RICs,” Congress enacted the Other Income Rule to provide certainty to RICs deriving income from such investments that income falling within the limitations described above would be qualifying income.13

As a result of the Other Income Rule, the income that a RIC realizes as a result of the income inclusions required by section 951(a) can be treated as qualifying income without regard to whether such income is distributed and therefore would be qualifying income under the Flush Language Rule. The enactment of the broader Other Income Rule in 1986 without a simultaneous repeal of the earlier-enacted Flush Language Rule should not be viewed as implying that Congress did not intend for the Other Income Rule to cover undistributed CFC income. According to the same commentator, the fact that Congress did not repeal the Flush Language Rule in 1986 makes sense because the drafters of the 1986 legislation did not know whether the Other Income Rule would remain in the enacted version of the 1986 legislation.14 If the result had been that language repealing the Flush Language Rule had been included and the Other Income Rule language had not been included in the 1986 amendments, RICs would have been in the exact predicament that the 1975 amendment had avoided: under no circumstances could income inclusions from CFCs be treated as qualifying income. Thus, the better view is that deemed inclusions of the Subsidiary’s subpart F income can be considered qualifying income under the Other Income Rule notwithstanding the earlier promulgated Flush Language Rule, and that qualifying income is not limited to Matching Distributions made by the Subsidiary.

We note that, on September 28, 2016, Service issued proposed amendments to the Treasury Regulations, which, if enacted in their current form, would treat the Fund’s income with respect to the Subsidiary as qualifying income only under the Flush Language Rule and not under the Other Income Rule.15 The proposed amendments, if finalized, would also repeal the series of private letter rulings issued by the Service between 2006 and 2011 holding that subpart F income inclusions by a RIC with respect to its wholly-owned non-U.S. subsidiary constitute qualifying

[13]	See Letter of J. Roger Mentz, Treasury’s Acting Assistant Secretary (Tax Policy) to Ronnie Flippo (ALA. 5th), March 7, 1986, at 132 Cong. Rec. 4047-48.
[14]

Collinson, at 1169 (“In some future deadwood bill, it would likely be useful to delete the dividend characterization sentence . . . while explaining that it is no longer necessary because of enactment of the other income provision”).

[15]	Guidance under Section 851 Relating to Investments in Stock and Securities, 81 Fed. Reg. 66576 (proposed Sept. 28, 2016).

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income for purposes of section 851.16 In 2011, the Service suspended the issuance of private letter rulings on this issue. If the proposed amendments become effective, then subpart F income attributable to the Subsidiary would not constitute qualifying income under section 851(b)(2) unless the Subsidiary made a Matching Distribution.

B.	Section 269 Should Not Disallow Treatment as Qualifying Income

The Fund’s acquisition of the Subsidiary could be challenged by the Service under section 269 as an acquisition of control of a corporation “the principal purpose [of which] is evasion or avoidance of federal income tax by securing the benefit of a deduction, credit, or other allowance which such person or corporation would not otherwise enjoy.” The Treasury Regulations define allowance as “anything in the internal revenue laws which has the effect of diminishing tax liability. The term includes, among other things, a deduction, a credit, an adjustment, an exemption, or an exclusion.”17 The Service might argue that the Fund created and acquired the Subsidiary to secure the benefit of an “allowance” to derive more than 10 percent of the Fund’s gross income from sources that would not constitute qualifying income, an allowance which it would “otherwise not enjoy” without jeopardizing its status as a RIC, with such status allowing the Fund to claim dividends paid deductions.

However, this argument should not prevail because both the Service and the courts have traditionally permitted the separation of business activities into two or more corporations to entitle a corporation to take advantage of otherwise allowable favorable tax treatment. “The segregation of permitted activities in an entity qualifying for special tax treatment (and the isolation of unpermitted activities in another entity) has long been recognized as not implicating Section 269.”18 For example, a 1970 Revenue Ruling held that the creation of a new corporation “to carry on the business . . . of an existing domestic corporation” was not motivated solely by tax avoidance under section 269 “where the new corporation was created for the principal purpose of gaining the

[16]

See Priv. Ltr. Ruls. 201206015 (February 10, 2012), 201134014 (August 26, 2011), 201132008 (August 12, 2011), 201131001 (August 5, 2011), 201129002 (July 22, 2011), 201128022 (July 15, 2011), 201122012 (June 3, 2011), 201120017 (May 20, 2011), 201116014 (April 22, 2011), 201113018 (April 1, 2011), 201108008 (February 25, 2011), 201103033 (January 21, 2011), 201103017 (January 21, 2011), 201103009 (January 21, 2011), 201107012 (January 18, 2011), 201102047 (January 14, 2011), 201051014 (December 23, 2010), 201049015 (December 10, 2010), 201042015 (October 22, 2010), 201042001 (October 22, 2010), 201037014 (September 17, 2010), 201037012 (September 17, 2010), 201034011 (August 27, 2010), 201030004 (July 30, 2010), 201026017 (July 2, 2010), 201025031 (June 25, 2010), 201024004 (June 18, 2010), 201024003 (June 18, 2010), 201020003 (May 21, 2010), 201007044 (February 19, 2010), 201005023 (February 5, 2010), 200947032 (November 20, 2009), 200947026 (November 20, 2009), 200946036 (November 13, 2009), 200939017 (September 25, 2009), 200936002 (September 4, 2009), 200932007 (August 7, 2009), 200931008 (July 31, 2009), 200931003 (July 31, 2009), 200923011 (June 5, 2009), 200922010 (May 29, 2009), 200912003 (March 20, 2009), 200842014 (October 17, 2008), 200840039 (October 3, 2008), 200822010 (May 30, 2008), 200743005 (October 26, 2007), 200741004 (October 12, 2007), and 200647017 (November 24, 2006).

[17]	Treas. Reg. § 1.269-1(a).
[18]	SUSAN A. JOHNSTON, TAXATION OF REGULATED INVESTMENT COMPANIES AND THEIR SHAREHOLDERS, ¶ 2.06, n. 524 (2d ed. 2012).

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benefits provided by section 922 of the Code.”19 Similarly, in a 1976 Revenue Ruling, the Service held that where a corporation formed a subsidiary that would make an election to be treated as an S corporation to take over part of the operations of another subsidiary corporation already in existence such corporation would not be prohibited under section 269 from realizing the benefits of the S corporation election.20

Like the entities in these two Revenue Rulings, the Fund will segregate its activities from the activities of the Subsidiary so that the Fund may take advantage of the benefits provided to RICs by Subchapter M of the Code. Here, the Subsidiary will engage in substantial and continuous business activity, including investing for profit in commodity-linked instruments. In addition, the separate incorporation of the Subsidiary will isolate its debt, including losses from its investments, from the Fund.

Furthermore, in a General Counsel Memorandum from 1976, the Service found that the segregation in a sister entity to a real estate investment trust (a “REIT”) of activities which, if engaged in directly by the REIT, would cause such trust to lose its qualification as a REIT did not qualify as “tax avoidance” under section 269.21 Although section 269B, enacted in 1984, disallowed this fact pattern by treating all entities whose shares are “stapled” to the shares of a REIT or RIC as one entity with the REIT or RIC, the holding that such segregation should not constitute tax avoidance for section 269 purposes should still apply.

Courts have also recognized that the Service could not use section 269 to disregard the existence of a foreign corporation and force its shareholder to currently recognize the income of such corporation. In Siegel v. Comm’r, the Tax Court rejected the Service’s contention that a Panamanian corporation created by the petitioner as a sister entity should be disregarded and its income treated as accruing directly to the petitioner.22 The Tax Court found that the petitioner had a valid business purpose in addition to his tax motivation for creating the Panamanian corporation, and that regardless of whether the corporation had a valid business purpose, the Service, in seeking to disregard the corporation, did not seek to “disallow any ‘deduction, credit, or other allowance’ claimed by petitioner. As a consequence, section 269 is not applicable.”23 Likewise, the Service should not be able to challenge the existence of the Subsidiary under section 269 and require the income of the Subsidiary to be recognized directly by the Fund, because the separate treatment of the Subsidiary does not involve the allowance of tax treatment to which the Fund would not otherwise be entitled.

[19]

Rev. Rul. 70-238, 1970-1 C.B. 61. Section 922 provided a special deduction in computing the taxable income of a Western Hemisphere trade corporation. Id. See also Barber-Greene Americas, Inc. v. Comm’r, 35 T.C. 365 (1960).

[20]	Rev. Rul. 76-363, 1976-2 C.B. 90.
[21]	Gen. Couns. Mem. 36,893 (Oct. 22, 1976).
[22]	Siegel v. Comm’r, 45 T.C. 566, 578 (1966). The facts of this case arose prior to the enactment of section 951 in 1961.
[23]	Id.

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Because the segregation of activities in separate corporations to avail a taxpayer of certain benefits has not been found to violate section 269, and because the Tax Court has not permitted the use of section 269 to disregard a corporation and force recognition of the corporation’s income directly by its shareholders, the transactions described herein should prevail on a challenge premised on section 269.

C.	The Economic Substance Doctrine Should Not Apply to Disregard the Separate Existence of the Fund and the Subsidiary

Courts have developed a number of common-law doctrines that can be applied to deny the tax benefits of a tax-motivated transaction, even if the transaction satisfies the literal requirements of the Code. The doctrines overlap to a considerable extent, so that similar fact patterns can be examined under doctrines variously described as “economic substance,” “sham transaction,” “business purpose,” or “substance over form.”24 The Service could rely on one of these doctrines – referred to below as the “economic substance doctrine” – to argue that the Subsidiary and the Fund should be viewed as a single entity conducting the activities of both, with any separate existence of either not recognized. However, such an argument lacks merit under case law holding that separate corporations each carrying on business activity should not be collapsed into a single entity.

In deciding whether to recognize the separate existence of a corporation, courts often turn to the reasoning set forth in Moline Properties, Inc. v. Comm’r, 319 U.S. 436 (1943):

The doctrine of corporate entity fills a useful purpose in business life. Whether the purpose be to gain an advantage under the law of the state of incorporation or to avoid or to comply with the demands of creditors or to serve the creator’s personal or undisclosed convenience, so long as that purpose is the equivalent of business activity or is followed by the carrying on of business by the corporation, the corporation remains a separate taxable entity. 25

The Supreme Court has recognized exceptions to this rule: “In general, in matters relating to the revenue, the corporate form may be disregarded where it is a sham or unreal. In such situations the form is a bald and mischievous fiction.”26

In Bass v. Comm’r, the Tax Court respected the separate existence of a Swiss corporation, almost entirely owned by a U.S. individual, rejecting the Service’s attempt to disregard the corporation’s existence and impute its income to the corporation’s owner. The Service alleged

[24]

See, e.g., ACM Partnership v. Comm’r, 157 F.3d 231 (3d Cir. 1998), aff’g 73 T.C.M. (CCH) 2189 (1997), cert. denied 526 U.S. 1017 (1999) (economic substance); Knetsch v. U.S., 364 U.S. 361 (1960) (sham transaction); TIFD III-E, Inc. v. U.S., 459 F.3d 220 (2d Cir. 2006) (substance over form).

[25]	Moline Properties, Inc. v. Comm’r, 319 U.S. 436, 438-39 (1943).
[26]	Id.

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that the corporation had been formed in order to hold this income tax free by allowing the Swiss corporation to benefit from the U.S.-Swiss tax treaty.27 The Tax Court found that the Swiss corporation was a “viable business entity,” the standard required for upholding the separate existence of a corporation under Moline. As evidence of this, the Tax Court first pointed to the fact that the Swiss corporation “possessed the ‘salient features of corporate organization.’”28 The Swiss corporation was “duly organized,” and had articles of incorporation “provid[ing] for perpetual existence, with centralized management in the board of directors.”29 Additionally, the corporation had stock outstanding and paid Swiss tax on such stock. The corporation kept records and provided shareholder reports; the financial statements of the corporation were audited. Next, the Tax Court stated, the Swiss corporation “acted like a viable corporation.”30 The corporation executed contracts, took in income and deposited such income in its bank account and paid expenses; additionally, it conducted a business relating to holding leaseholds in oil and gas.31

In Northern Indiana Public Service Co. v. Comm’r, 115 F.3d 506 (7th Cir. 1997), the taxpayer created a subsidiary corporation organized in the Netherlands Antilles. The taxpayer used this subsidiary for purposes of borrowing funds from European lenders and in turn the taxpayer borrowed money from the subsidiary; by interposing the foreign corporation between the taxpayer and the European lenders, the taxpayer was not required to withhold on its payments of interest as the tax treaty between the Netherlands and the U.S. exempted such payments made to Netherlands Antilles entities. Borrowing funds directly from other European lenders would have required 30 percent withholding by the taxpayer.

The Court of Appeals upheld the Tax Court’s decision respecting this transaction, stating, “it is unnecessary, and we think inappropriate, for us to sever a corporation from its transactions in analyzing a case, such as this one, where the corporation was formed with the intent of structuring its economic transactions to take advantage of laws that afford tax savings.”32 While acknowledging that “the form the taxpayer chooses for conducting business that results in tax-avoidance ‘must be a viable business entity, that is, it must have been formed for a substantial business purpose or actually engage in a substantive business activity,’”33 the Court of Appeals offered the rule that “a [t]axpayer has a legal right to conduct his business so as to decrease (or altogether avoid) the amount of what otherwise would be his taxes.”34 The Court of Appeals pointed to the fact that the subsidiary earned a profit as evidence of its viability as a business

[27]	Bass v. Comm’r, 50 T.C. 595 (1968).
[28]	Bass, 50 T.C. at 600 (quoting Buckley v. Comm’r, 22 T.C. 1312, 1325 (1954)).
[29]	Id.
[30]	Id. (emphasis in original).
[31]	Id.
[32]	Northern Indiana Public Service Co., 115 F.3d at 512.
[33]	Id. at 511 (quoting Bass, 50 T.C. at 600).
[34]	Id. at 511.

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entity.35 Furthermore, the Court of Appeals respected the payments that were made from the taxpayer to the foreign subsidiary, finding that “[e]ach time Taxpayer made an interest payment to [the foreign subsidiary], Taxpayer’s economic resources were diminished while [the foreign subsidiary]’s economic position was enhanced.”36 Finally, the taxpayer did not maintain complete control over the investments made by the foreign subsidiary.37

As in Northern Indiana Public Service Co. and Bass, the Subsidiary will be a “viable business entity.” The Subsidiary possesses the attributes of a viable corporation, as it is properly organized as a Cayman Islands exempted limited company; has its own articles of incorporation; is controlled by its own appointed directors; and has issued stock to its parent. The Subsidiary will engage in business activities like those of any viable corporation, such as investing for profit; taking in capital contributions and depositing such funds in bank accounts in its own name; and entering into a management agreement with the Investment Manager. The Investment Manager will be paid a management fee based upon the assets of the Fund, which include the assets of the Subsidiary. This fee will compensate the Investment Manager for any managerial services provided to the Subsidiary. The Subsidiary (unlike the Fund) may invest without limitation in commodity-related instruments. However, the Subsidiary is otherwise subject to the same fundamental, non-fundamental and certain other investment restrictions as the Fund.

In addition, the payments made by the Fund as capital contributions to the Subsidiary should be respected under the logic of the Court of Appeals in Northern Indiana Public Service Co. as this investment of capital represents engagement in a real transaction by the Fund.

Furthermore, the Fund will not maintain complete control over the investments made by the Subsidiary, a factor of importance to the Court of Appeals in Northern Indiana Public Service Co. The Subsidiary will enter into an agreement with the Investment Manager. The Subsidiary will have directors under a fiduciary obligation to act in the best interest of the Subsidiary. Even if the Fund were found to be in control of the Subsidiary, the result should not change; in Bass, the Tax Court, citing to a Supreme Court case, found the issue of control less important: “Long ago, the Supreme Court held that when a corporation carries on business activity the fact that the owner retains direction of its affairs down to the minutest detail makes no difference tax-wise.”38

Finally, the Subsidiary’s trading activities should generally be treated as trade or business activities for federal tax purposes. Those activities, if conducted in the United States by a non-U.S. resident or foreign corporation, would give rise to U.S. tax liability as U.S. trade or business activities if one of the statutory safe harbors under section 864(b) – which exclude a taxpayer’s trading in stock, securities or commodities through a resident broker or other independent agent or

[35]	Id. at 513.
[36]	Id. at 514.
[37]	Id. at 513.
[38]	Bass, at 601 (citing National Carbide Corp. v. Comm’r, 336 U.S. 422, 433 (1949)).

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for its own account from the term “trade or business within the United States” – was not available.39 For purposes of that section, the determination whether the taxpayer is engaged in a U.S. trade or business depends on the taxpayer’s investment intent, the nature of the income to be derived from the activity, and the frequency, extent, and regularity of the taxpayer’s securities transactions.40 This level of business activity should be sufficient for the separate existence of the Subsidiary to be respected under the authorities described above.

Legislation enacted in 2010 codified the judicial economic substance doctrine.41 As a result of this legislation, section 7701(o)(1) provides that

In the case of any transaction to which the economic substance doctrine is relevant, such transaction shall be treated as having economic substance only if— (A) the transaction changes in a meaningful way (apart from Federal income tax effects) the taxpayer’s economic position, and (B) the taxpayer has a substantial purpose (apart from Federal income tax effects) for entering into such transaction.

According to the Joint Committee on Taxation, this provision “clarifies that the economic substance doctrine involves a conjunctive analysis – there must be an inquiry regarding the objective effects of the transaction on the taxpayer’s economic position as well as an inquiry regarding the taxpayer’s subjective motives for engaging in the transaction.”42

It may be argued that the codified version of the economic substance doctrine does not apply to the Fund’s investment in the Subsidiary. The JCT Report states that “[t]he provision is not intended to alter the tax treatment of certain basic business transactions that, under longstanding judicial and administrative practice are respected, merely because the choice between meaningful economic alternatives is largely or entirely based on comparative tax advantages.”43 The JCT Report further indicates that section 7701(o) “does not change present law standards in determining when to utilize an economic substance analysis.”44 One could infer that a RIC’s investment in a wholly-owned subsidiary is such a basic business transactions that should not be subject to economic substance analysis, based on a longstanding asset diversification example in the Treasury Regulations, which posits a RIC owning all of the voting stock (no nonvoting stock is mentioned as existing) of two lower-tier corporations.45

[39]	See section 864(b)(2)(A) and (B).
[40]	Moller v. U.S., 721 F. 2d 810, 811, 815 (Fed. Cir. 1983) (citing Purvis v. Comm’r, 530 F.2d 1332, 1334 (9th Cir. 1976)).
[41]	Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152, 124 Stat 1070 (codified as amended at section 7701(o) (2010)).
[42]

STAFF OF THE JOINT COMMITTEE ON TAXATION, TECHNICAL EXPLANATION OF THE REVENUE PROVISIONS OF THE “RECONCILIATION ACT OF 2010,” AS AMENDED, IN COMBINATION WITH THE “PATIENT PROTECTION AND AFFORDABLE CARE ACT,” JCX-18-10 at 152 (2010) (hereinafter “JCT Report”).

[43]	JCT Report at 152.
[44]	Id. See section 7701(o)(5)(C) (the issue of whether the economic substance doctrine is “relevant” shall be “decided in the same manner as if this subsection had never been enacted.”).
[45]

Treas. Reg. § 1.851-5, Ex. 1. This example was originally issued under T.D. 6236 (June 3, 1957). Amendments to the example in 2015 did not alter the RIC’s ownership of 100% of the stock of the two lower-tier corporations. T.D. 9737 (Sept. 4, 2015).

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Guidance from the Service suggests that the economic substance doctrine is not relevant to this analysis and should not be pursued with respect to the separate existence of the Subsidiary. In late 2011, the Internal Revenue Manual was revised to provide guidance on the codified economic substance doctrine and related penalties. This guidance indicates that one factor relevant to the analysis of whether the economic substance doctrine as codified may apply is whether another judicial doctrine more appropriately addresses the transaction. If another doctrine applies, this doctrine should be applied rather than the economic substance doctrine.46 Under this directive, the doctrine set forth by the Supreme Court in Moline – the appropriate standard by which to judge whether separate corporations should be respected is whether the “corporate form . . . is a sham or unreal” – would “more appropriately address the transaction.” Accordingly, one should conclude that the economic substance doctrine should not apply to this analysis.

Finally, one can argue that, by issuing the private letter rulings referred to above, the Service has implicitly provided that the economic substance doctrine is not relevant to a RIC’s use of a wholly owned foreign subsidiary to make commodity-linked investments.47 This position is supported by the fact that the Service issued several of these letter rulings after the 2010 effective date of this amendment to the Code.48 Although under section 6110(k), “a written determination may not be used or cited as precedent,” private letter rulings nonetheless are helpful indications of the Service’s stance regarding a given issue, because they “reveal the interpretation put upon the statute by the agency charged with the responsibility of administering the revenue laws.”49 Congress and the Treasury have also recognized that private letter rulings provide substantial authority for avoiding the accuracy-related penalties imposed by section 6662.50 The legislative

[46]	Internal Revenue Manual 4.46.4-4, Step 3(5) (last revised Nov. 25, 2011).
[47]	See private letter rulings listed, supra note 15; Shapiro & Maddrey, infra note 51, at 1463.
[48]

Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152, § 1409(a), effective for transactions entered into after March 30, 2010. See, e.g., Priv. Ltr. Rul. 201116014 (April 22, 2011) (responding to request for letter ruling from August, 2010 with respect to RICs that will in the future make investments in wholly owned subsidiaries).

[49]

Hanover Bank v. Comm’r, 369 U.S. 672, 686 (1962). The U.S. Supreme Court has looked to certain social security tax rulings issued by the Service to understand the Service’s position with respect to an issue. Rowan Cos. v. U.S., 452 U.S. 247, 261 n.17 (1981). But see U.S. v. Hill, 506 U.S. 546, 564 n. 12 (1993) (in response to taxpayer’s citation to a Technical Advice Memorandum, the Supreme Court states that “the Code specifically provides that such memoranda ‘may not be used or cited as precedent’”).

[50]

Section 6662(d)(2)(B)(i) (“[t]he amount of the understatement … shall be reduced by that portion of the understatement which is attributable to … the tax treatment of any item by the taxpayer if there is or was substantial authority for such treatment.”); Treas. Reg. § 1.6662-4(d)(3)(iii) (private letter rulings and technical advice memoranda issued after October 31, 1976 are considered “authority for purposes of determining whether there is substantial authority for the tax treatment of an item”).

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history accompanying section 6662 also indicates that Congress intended private letter rulings to be a source of substantial authority.51 As noted above, the IRS no longer issues private letter rulings on this issue and has proposed regulations that would negate the holding of these rulings. Those actions, however, reflect the Service’s efforts to interpret the Code in a manner that resolves the apparent conflict between the Flush Language Rule and the Other Income Rule; they do not alter the Service’s implicit conclusion in the private letter rulings that the RIC’s investment in a wholly-owned offshore subsidiary was not subject to analysis under the economic substance doctrine.

Even if the economic substance doctrine as codified applies, the Fund’s investment in the Subsidiary should be respected. This investment satisfies both the objective prong, focusing on the change in the taxpayer’s economic position, and the subjective prong, focusing on the taxpayer’s motives for engaging in the transaction, of the economic substance doctrine under the authorities discussed above. It may be argued that the rulings in Bass and Northern Indiana Public Service Co. represent a version of the economic substance test that focuses only on the objective factor, and not on whether the transaction had a subjective business purpose.52 Even if the courts in the two cases above were discussing a one-prong version of the economic substance test, the Fund can show a subjective non-tax business purpose for its investment in the Subsidiary. The Fund will achieve significant non-tax benefits, primarily in the ease of distributing its shares to the public, by maintaining its qualification as a RIC for tax purposes.

The decisions in Bass and Northern Indiana Public Service Co., as well as the numerous private letter rulings issued by the Service between 2006 and 2011, indicate that the economic substance doctrine should not be used to challenge the separate existence of the Subsidiary. As a result, a challenge to the Fund’s use of the Subsidiary as described herein should not prevail under either the judicial interpretation or the codified version of the economic substance doctrine.

III. OPINION

Based on the foregoing and subject to the limitations set forth in this letter, including the assumption that the Subsidiary will make a Matching Distribution each year, in our opinion income and gains to be derived by the Fund from its investment in the Subsidiary that constitute subpart F income should constitute qualifying income when realized by the Fund as a RIC under section 851(b)(2).

[51]

H.R. Rep. No. 101-247, at 280-281, reprinted in 1989-3 CB 1389-1390 (vol. 3). In a footnote, the committee “permit[s] the Treasury to issue regulations providing that specific items on the committee’s list of additional authorities (except for proposed regulations not yet superseded or ‘Blue Books’) that were issued prior to the date of enactment of this bill may not be considered to be substantial authority. For example, Treasury regulations could provide that private letter rulings issued prior to the date they began to be publicly disseminated are not substantial authority.” However, the Treasury regulations do not make this limitation and, in fact, specifically provide that private letter rulings should be considered substantial authority.

[52]	See David H. Shapiro & Jeffrey W. Maddrey, IRS Implicitly Rules on Economic Substance Doctrine and Blockers, TAX NOTES TODAY, Mar. 21, 2011, at 1463.

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The scope of our opinion is limited to the U.S. federal income tax treatment under section 851of the Fund’s income with respect to the Subsidiary. Our opinion does not address any other tax consequence of such income or the tax treatment of any related transaction, in each case, whether or not material.

Our opinion is based on our interpretation of current U.S. federal income tax law, which is subject to change, including by retroactive effect. We have not undertaken to inform you of any changes to the law. The Treasury Department and the Service are authorized to set rules regarding a RIC’s investment in commodity subsidiaries and possess broad discretion to do so. Future guidance issued by the Treasury Department or the Service could change the conclusions set forth in this opinion.

We further emphasize that the conclusions in this letter reflect solely our opinion; the Service and a competent court could disagree with our opinion and conclude that the income is not qualifying income under section 851. Finally, our opinion is based on the facts as described in this opinion; a change in such facts may invalidate the conclusions set forth in this opinion.

Our opinion is addressed only to you. We ask that you obtain our written permission before sharing this opinion with any other party. AllianceBernstein L.P. and the Board of Trustees of the Trust are permitted to rely on this opinion.

Very truly yours,

/s/ Willkie Farr & Gallagher LLP